SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                      Concorde Career Colleges, Inc.
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, $.10 Par Value Per Share
       ____________________________________________________________
                      (Title of Class of Securities)

                                20651H 10 2
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                                Nelson Obus
                         Wynnefield Capital, Inc.
                        One Penn Plaza, Suite 4720
                       New York, New York 10119-0002
                              (212) 760-0134
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                               June 30, 1995
       ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  (X)


                               SCHEDULE 13D

   CUSIP No. 20651H 10 2
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        NELSON OBUS                                    ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        PF, OO (SEE ITEM 3)
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER

         NUMBER OF                    220,000 COMMON (SEE ITEM 5)
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY
           EACH                       275,790 COMMON (SEE ITEM 5)
         REPORTING               ___________________________________
          PERSON                 (9)  SOLE DISPOSITIVE POWER
           WITH                       220,000 COMMON (SEE ITEM 5)
                                 ___________________________________
                                 (10) SHARED DISPOSITIVE POWER

                                      275,790 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,790 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.13% OF COMMON (SEE ITEM 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________


        ITEM 1.   SECURITY AND ISSUER.

                  This statement relates to shares of common stock, $.10 par value per share (the "Shares"), of Concorde Career Colleges, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4th Floor, City Center Square, 12th & Baltimore, P.O. Box 26610, Kansas City, Missouri 64196.

        ITEM 2.   IDENTITY AND BACKGROUND.

                  (a)-(c), (f). This statement is being filed by Mr. Nelson Obus ("Mr. Obus"), a citizen of the United States of America. Mr. Obus is hereinafter referred to as the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on informa-tion and belief after making inquiry to the appropriate party.

                  The Reporting Person's present principal employ-ment is general partner of Wynnefield Partners Small Cap Value L.P. ("Wynnefield Partners"), a private investment company organized as a limited partnership under the laws of the State of Delaware. The Reporting Person is also the sole general partner of Channel Partnership II, L.P. ("Chan-nel Partnership"), a private investment company organized as a limited partnership under the laws of the State of New York. Wynnefield Partners and Channel Partnership are hereinafter collectively referred to as the "Partnerships."

                  The business address of the Reporting Person, Wynnefield Partners and Channel Partnership is One Penn
        Plaza, Suite 4720, New York, NY 10119-0002.

                  (d) and (e). During the last five years, neither the Reporting Person nor (to the best of the Reporting Person's knowledge and belief) the Partnerships has or have
        (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Person purchased directly 70,000 Shares, in joint tenancy with Ms. Eve E. Coulson, his spouse, for a total consideration of $10,070 (excluding brokerage commissions). The Reporting Person paid for such Shares from his personal funds.

             To the best of the Reporting Person's knowledge and belief, Wynnefield Partners purchased directly 275,790 Shares for a total consideration of $90,254.20 (excluding brokerage commissions) and Channel Partnership purchased directly 150,000 Shares for a total consideration of $30,000 (excluding brokerage commissions). To the best of the Reporting Person's knowledge and belief, such Shares were paid for from the working capital of each of the Partner-ships, which individually maintain an investment fund, consisting of capital contributions from their respective partners and capital appreciation derived therefrom, for the principal purpose of buying and selling securities (includ-ing financial and money market instruments) and interests in domestic and foreign securities, including, without limita-tion, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

        ITEM 4.   PURPOSE OF TRANSACTION.

                  The Reporting Person and (to the best of the Reporting Person's knowledge and belief) each of the Part-nerships acquired the Shares reported in Item 5 below for investment purposes. The Reporting Person views the Shares as an attractive investment opportunity at this time.

                  The Reporting Person intends to review his invest-ment in the Issuer on a continuing basis and reserves the right to acquire additional Shares in the open market or in privately negotiated transactions or otherwise, to maintain his holdings at current levels or to sell all or a portion of his holdings in the open market or in privately negotiat-ed transactions or otherwise. Any such actions will depend upon, among other things, the availability of Shares for purchase at satisfactory price levels; the continuing evalu-ation of the Issuer's business, financial condition, opera-tions and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; and other future developments.

                  Except as set forth above, neither the Reporting Person nor (to the best of the Reporting Person's knowledge and belief) the Partnerships has or have present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
        Item 4 of Schedule 13D.

        ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

                  (a)  As of the close of business on the date
        hereof, the Reporting Person (together with his spouse in joint tenancy), Wynnefield Partners and Channel Partnership had direct beneficial ownership of 70,000, 275,790 and 150,000 Shares, respectively. The Reporting Person may, by virtue of his ownership of Shares in joint tenancy with his spouse and of his status as general partner of each of the Partnerships, be deemed to have direct beneficial ownership of the Shares owned in joint tenancy with his spouse and indirect beneficial ownership of the Shares owned by the Partnerships which in the aggregate represent 495,790 Shares, or approximately 7.13% of the outstanding Shares, based on the 6,958,376 Shares reported as outstanding, on April 22, 1996, in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

                  The Reporting Person, pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), disclaims beneficial ownership of any Shares owned by the Partnerships and disclaims membership in any "group" with either of the Partnerships with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated there-under.

                  (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose and to direct the disposition of the 70,000 Shares owned in joint tenancy with his spouse and the 150,000 Shares owned by Channel Partnership. The Reporting Person shares the power to vote or to direct the vote and shares the power to dis-pose or to direct the disposition of the 275,790 Shares owned by Wynnefield Partners with Mr. Joshua H. Landes ("Mr. Landes"), the other general partner of Wynnefield Partners.

                  (c) Neither the Reporting Person nor (to the best of the Reporting Persons's knowledge and belief) the Part-nerships has or have effected any transactions with respect to the Shares during the 60 days prior to this filing.

                  (d) Except for the Reporting Person, his spouse and Mr. Landes, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this Statement.

                  (e)  Not applicable.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELA-TIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Neither the Reporting Person nor (to the best of the Reporting Person's knowledge and belief) the Partner-ships has or have any contracts, arrangements, understand-ings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Not applicable.


                                 SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  June 18, 1996

        /s/ Nelson Obus

        Nelson Obus